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                                                                    EXHIBIT 20.1


             CISCO SYSTEMS TO ACQUIRE AMERICAN INTERNET CORPORATION



     SAN JOSE, Calif. - August 21, 1998 - Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held American Internet Corporation (AIC) of Bedford, MA. AIC is a leading provider of software solutions for IP address management and Internet access.

     Under the terms of the acquisition, shares of Cisco common stock with an aggregate value of approximately $56 million will be exchanged for all outstanding shares and options of AIC. The major shareholders of AIC have signed irrevocable proxies in support of the acquisition. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between $.03 to $.06 per share for purchased in-process research and development expenses in the first fiscal quarter of 1999. These per share numbers do not take into account the three-for-two stock split, which will be in effect September 15, 1998. The acquisition is expected to be completed by the beginning of October and is subject to certain closing conditions.

           CISCO INCREASES INTERNET INFRASTRUCTURE SOFTWARE SOLUTIONS.

     Building upon an existing original equipment manufacturer (OEM) agreement with Cisco, the acquisition enables Cisco to extend American Internet's technology into other areas including the service provider line of business.

     AIC's products, Network Registrar and Access Registrar, enable the cost effective deployment and support of Internet devices such as set-top boxes and cable modems. By simplifying the configuration and authentication process for Internet devices, customers are able to connect to the network without the need for remote on-site manual intervention.

     AIC has 50 employees and was founded in 1995. AIC's CEO, Bob Brennan, will continue to lead the team and will report to Herb Madan, vice president and general manager, in the service provider line of business.

     ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. Cisco news and information are available at http://www.cisco.com.

                                      # # #

     Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

     This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.